082-35039 **CM15**

[redacted]

08004525

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 26/06/2008

Our Reference: 17052090
Box: **99616**
Sequence: **20**

SEC
Mail Processing
Section

AUG 07 2008

Washington, DC
101

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 19/06/2008.

The CM15 was accepted and placed on file.

SUPPL

Yours truly
Registrar of Companies
CMS

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

PROCESSED
AUG 29 2008
THOMSON REUTERS

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 26, 2008 11:46
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	29/08/1918
Business Start Date	29/08/1918
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	September
Main Business/Main Object	FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING
Postal address	P O BOX 782248 SANDTON 2146
Address of registered office	BARLOW OLD.CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 26, 2008 11:46
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	1918 / 000095 / 06
Enterprise Name	BARLOWORLD

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 26, 2008 11:46

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1000	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

COPY

[Section 93 (3)]

Registration No. of Company
1918/000095/09

Client Ref BAW

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2008 -06- 20
CUSTOMER INTERFACE UNIT

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 19 JUNE 2008

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300000000	ORDINARY	0.05	15000000
		500000	6% CUM PREF	2	1000000
Total	Total			Total	R16000000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19 JUNE 2008

Name of company BARLOWOLRD LIMITED

Postal address PO BOX 782248

SANDTON, 2146

COPY

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				204613846	ORDINARY	0.05	10230692.3
				375000	ORDINARY	2	750000
Total			R	Total			10980692.3

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 10,980,692.3000

Stated capital R

Premium account R 14,234,912.6900

Total issued capital R 25,215,604.9900

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2008 -06- 20
CUSTOMER INTERFACE UNIT

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				261449	ORD	0.05	* 13.92	3654971.2
Total		Total	R	Total			Total	R 3654971.2

* 13.92967175

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				204875295	ORD	0.05	* 0.087	17876811.4	10243764.75
				375000	6% CUM P	2			750000
Total		Total R		Total				Total R	10993764.75

* 0,0872510381900

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital .... R 10,993,764.7500

Stated capital .... R

Premium account .... R 17,876,811.4400

'al issued capital .... R 28,870,576.1900

Certified correct.

Date .... Signature .... ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

...COMPANIES AND ...CORPORATIONS

2008 -06- 20

CUSTOMER INTERFACE UNIT

May-08

Barloworld Limited

Registrar of Companies - CM15

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
07-May-08	Graumann	BD	14.59	2 000	100.00		100.00	29 080.00	29 180.00
08-May-08	Van Jaarsveld	PJ	14.59	1 500	75.00		75.00	21 810.00	21 885.00
12-May-08	Pringle	GL	14.59	1 000	50.00		50.00	14 540.00	14 590.00
12-May-08	Pringle	GL	25.48	1 333	66.65		66.65	33 898.19	33 964.84
12-May-08	Venter	BH	14.59	1 500	75.00		75.00	21 810.00	21 885.00
13-May-08	Dent	RH	14.59	2 500	125.00		125.00	36 350.00	36 475.00
15-May-08	Grant	JJ	25.48	1 000	50.00		50.00	25 430.00	25 480.00
15-May-08	Grant	JJ	14.59	2 000	100.00		100.00	29 080.00	29 180.00
16-May-08	Ehmke	GA	13.63	500	25.00		25.00	6 790.00	6 815.00
19-May-08	Dearling	T	14.59	2 165	108.25		108.25	31 479.10	31 587.35
19-May-08	Dearling	T	14.59	2 500	125.00		125.00	36 350.00	36 475.00
22-May-08	Holt	A	14.59	1 000	50.00		50.00	14 540.00	14 590.00
22-May-08	Holt	A	14.59	866	43.30		43.30	12 591.64	12 634.94
28-May-08	De Klerk	BJ	25.48	2 500	125.00		125.00	63 575.00	63 700.00
28-May-08	Thomson	CB	14.59	11 667	583.35		583.35	169 638.18	170 221.53
28-May-08	Thomson	CB	14.59	10 104	505.20		505.20	146 912.16	147 417.36
29-May-08	Van Wyk	JW	25.48	1 500	75.00		75.00	38 145.00	38 220.00
30-May-08	Standard Bank		14.59	187 086	9 354.30		9 354.30	2 720 230.44	2 729 584.74
30-May-08	Standard Bank		13.63	11 598	579.90		579.90	157 500.84	158 080.74
30-May-08	Standard Bank		8.80	800	40.00		40.00	7 000.00	7 040.00
30-May-08	Standard Bank		1.59	16 330	816.50		816.50	25 148.20	25 964.70
Sub Total				261 449	13 072.45		13 072.45	3 641 898.75	3 654 971.20
Adj to share premium									
Balance B/Fwd				204 613 846.00	10 230 692.30	750 000.00	10 980 692.30	14 234 912.69	25 215 604.99
TOTAL				**204 875 295**	**10 243 764.75**	**750 000.00**	**10 993 764.75**	**17 876 811.44**	**28 870 576.19**

cm15 section 5: Premium on each share 13.92967175

cm15 section 7 premium on each share 0.0872570381900

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BAW - Barloworld Limited - Director Appointment

28 Jul 2008

BAW BAWP
BAW
BAW - Barloworld Limited - Director Appointment
Barloworld Limited
(Registration number 1918/000095/06)
JSE codes: BAW and BAWP
ISIN codes: ZAE000026639 and ZAE000026647
DIRECTOR APPOINTMENT
In accordance with 3.59 of the Listings Requirements of the JSE Limited, it is announced that Mr Sango Siviwe Ntsaluba was appointed as an independent non executive director of Barloworld Limited with effect from 28 July 2008. Mr Ntsaluba has also been appointed as a member of the Audit Committee of the Company.
Sandton
28 July 2008
Sponsor:
JPMorgan Equities
Date: 28/07/2008 16:32:03 Produced by the JSE SENS Department.

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CM15

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 23/07/2008

Our Reference: 17076444
Box: **100202**
Sequence: **5**

SEC Mail Processing Section

AUG 07 2008

Washington, DC 101

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 03/07/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
CMS

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248 SANDTON 2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 60 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD, SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

COPY

Return of allotment of shares

[Section 93 (3)]

Registration No. of Company
1918/000095/09

Client Ref BAW

Name of company BARLOWORLD LIMITED

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2008 -07- 31
CUSTOMER INTERFACE UNIT

1. Date of allotment of shares 31/07/2008

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300000000	ORDINARY	0.05	15000000
		500000	6%CUM PREF	2	1000000
Total	Total			Total	16000000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 31/07/2008

Name of company BARLOWORLD LIMITED

Postal address PO BOX 782248
SANDTON, 2146

COPY

Date of receipt by
Registrar of Companies

Date stamp of companies
Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				204966900	ORDINARY	0.05	10248345
				375000	ORDINARY	2	750000
Total			R	Total			10998345

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R 10,998,345.0000
Stated capital	R
Premium account	R 19,576,107.1600
Total issued capital	R 30,574,452.1600

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				123312	ORDINARY	0.05	* 17.99	2225178.66
Total		Total	R	Total			Total R	2225178.66

* 17.9951104S

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in re[illegible]t of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				205090212	ORDINARY	0.05	* 0.106	21795120.2	10254510.6
				375000		2			750000
Total		Total R		Total				Total R	11004510.6

* 0,1062708941956

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	11,004,510.6000
Stated capital	R	
Premium account	R	21,795,120.2200
Total issued capital	R	32,799,630.8200

Certified correct.

Date ______ Signature ______ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
01-Jul-08	Van Jaarsveld	PJ	25.48	1,500	75.00		75.00	38,145.00	38,220.00
04-Jul-08	Laubscher	M	25.48	8,660	433.00		433.00	220,223.80	220,656.80
04-Jul-08	Prinsloo	JC	25.48	2,000	100.00		100.00	50,860.00	50,960.00
04-Jul-08	Prinsloo	JC	14.59	2,500	125.00		125.00	36,350.00	36,475.00
08-Jul-08	Whitaker	CW	14.59	3,334	166.70		166.70	48,476.36	48,643.06
08-Jul-08	Whitaker	CW	25.48	3,334	166.70		166.70	84,783.62	84,950.32
09-Jul-08	Maharaj	R	14.59	1,000	50.00		50.00	14,540.00	14,590.00
09-Jul-08	Maharaj	R	25.48	1,666	83.30		83.30	42,366.38	42,449.68
10-Jul-08	Schreuder	DJ	14.59	2,500	125.00		125.00	36,350.00	36,475.00
10-Jul-08	Schreuder	DJ	25.48	2,500	125.00		125.00	63,575.00	63,700.00
16-Jul-08	Laubscher	M	14.59	5,774	288.70		288.70	83,953.96	84,242.66
15-Jul-08	Manoy	CD	25.48	4,665	233.25		233.25	118,530.95	118,864.20
17-Jul-08	Van Der Laan	R	25.48	1,667	83.35		83.35	42,391.81	42,475.16
17-Jul-08	Fitzpatrick	S	25.48	4,666	233.30		233.30	118,556.38	118,889.68
17-Jul-08	Haasbroek	PJ	14.59	1,000	50.00		50.00	14,540.00	14,590.00
17-Jul-08	Jones	CF	14.59	1,500	75.00		75.00	21,810.00	21,885.00
23-Jul-08	Mohamed	E	14.59	2,500	125.00		125.00	36,350.00	36,475.00
23-Jul-08	Smart	GL	14.59	24,882	1,244.10		1,244.10	361,784.28	363,028.38
25-Jul-08	Dearling	T	25.48	4,665	233.25		233.25	118,330.95	118,864.20
28-Jul-08	Waterson	CH	14.59	3,000	150.00		150.00	43,520.00	43,770.00
28-Jul-08	Waterson	CH	25.48	3,333	166.65		166.65	84,758.19	84,924.84
30-Jul-08	Gaynor	KM	8.80	10,000	500.00		500.00	87,500.00	88,000.00
30-Jul-08	Gaynor	KM	13.63	10,000	500.00		500.00	135,800.00	136,300.00
30-Jul-08	Gaynor	KM	14.59	10,000	500.00		500.00	145,400.00	145,900.00
30-Jul-08	Gaynor	KM	25.48	6,666	333.30		333.30	169,516.38	169,849.68
					-		-	-	-
Sub Total				123,312	6,165.60		6,165.60	2,219,013.06	2,225,178.66
Adj to share premium									
Balance B/Fwd				204,966,900.00	10,248,345.00	750 000 00	10,998,345.00	19,576,107.16	30,574,452.16
TOTAL				**205,090,212**	**10,254,510.60**	**750,000.00**	**11,004,510.60**	**21,795,120.22**	**32,799,630.82**

cm15 section 5: Premium on each share 17.99511045
cm15 section 7 premium on each share 0.1062708941956

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BAWP - Barloworld Limited - Re-Pricing Of Barlowor

5 Aug 2008

BAW BAWP
BAW
BAWP - Barloworld Limited - Re-Pricing Of Barloworld`s 10% Broad-Based Black Ownership Initiative
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
JSE share code: BAW
JSE ISIN: ZAE000026639
JSE share code: BAWP
JSE ISIN: ZAE000026647
("Barloworld")

RE-PRICING OF BARLOWORLD`S 10% BROAD-BASED BLACK OWNERSHIP INITIATIVE

1. Highlights
   - Re-pricing of black ownership initiative at R83.31
   - Now based on 30 day VWAP to 9 July
   - Ensures sustainability of Black Economic Empowerment ("BEE") ownership
   - Economic cost reduced to about 2.8% of market capitalisation
   - Circular to be posted to shareholders on or about 15th August

   Clive Thomson CEO said: "It is important for our BEE transaction to be sustainable into the future. Due to the recent re-rating of the South African equities market and Barloworld share price since our announcement on 12th June, our board has recommended re-pricing the Barloworld black ownership initiative. The economic cost of the transaction for shareholders has been recalculated at 2.8% (previously 3.2%) of the company`s market capitalisation."

2. Introduction

   Barloworld shareholders are referred to the announcement published on SENS on Thursday, 12 June 2008 and in the press on Friday, 13 June 2008 ("the announcement") and are advised that the board of directors of Barloworld ("the board") has resolved to re-price the 10% Broad-based Black Ownership Initiative ("the black ownership initiative").

   The black ownership initiative was originally priced based on a 30 day volume weighted average share price ("VWAP") of an ordinary share in the share capital of Barloworld ("Barloworld ordinary share") calculated for the 30 trading days ending at the close of trading on Friday, 6 June 2008 ("price calculation date"), being R103.87 ("the current price"). Since the announcement, the South African listed equities market has declined significantly, as has the Barloworld share price.

   To ensure the continued sustainability of the black ownership initiative, it is proposed that the price calculation date be amended to 9 July 2008 ("the amended price calculation date"). The 30 day VWAP of a Barloworld ordinary share calculated for the 30 trading days ending on the amended price calculation date is R83.31 ("the proposed re-pricing").

3. Rationale

The board is of the opinion that the proposed re-pricing will ensure the sustainability of the black ownership initiative for the following reasons:

- to ensure a meaningful transfer of value to the black participants of the black ownership initiative. At the proposed price this transfer of value is significantly enhanced;
- to ensure that Barloworld`s BEE credentials remain at the same level;
- the funding agreements require a minimum share price cover on the date that the funds are transferred. Based on the proposed price the risk of breaching this minimum share cover ratio is reduced.

4. Economic cost

   Barloworld has estimated the revised economic cost, based on current market conditions, of the black ownership initiative for the duration of the transaction to be approximately R481 million (of which R290 million will be recognised in profit or loss in the first six months), calculated in accordance with International Financial Reporting Standards ("IFRS") in

respect of share based payments. This translates into approximately 2.8% of the market capitalisation of Barloworld calculated with reference to the closing 30-day VWAP of R83.31 per Barloworld ordinary share on Wednesday, 9 July 2008.

5. Conditions precedent

The black ownership initiative remains subject to the fulfillment of the suspensive conditions set out in the announcement.

6. Pro forma financial effects

The revised pro forma financial effects set out below have been prepared to assist Barloworld shareholders to assess the impact of the black ownership initiative on the earnings ("EPS"), headline earnings ("HEPS"), net asset value ("NAV") and tangible NAV ("TNAV") per Barloworld ordinary share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the JSE Limited ("JSE") Listings Requirements and do not constitute a representation of the future financial position, changes in equity, results of operations or cash flows of Barloworld on implementation of the black ownership initiative. The pro forma financial effects are the responsibility of the board and are provided for illustrative purposes only.

	Before the implementation of the black ownership initiative (cents)	After the implementation of the black ownership initiative (cents)	Percentage change
EPS	506.4	352.3	(30.4)
HEPS	370.2	216.8	(41.4)
NAV per share	6 584	6 546	(0.6)
TNAV per share	5 391	5 358	(0.6)

Notes:

1. The EPS, HEPS, NAV per Barloworld ordinary share and TNAV per Barloworld ordinary share "Before the implementation of the black ownership initiative" are based on the interim results for the six months ended 31 March 2008.
2. The EPS and HEPS "After the implementation of the black ownership initiative" are based on the assumption that the black ownership initiative was implemented on 1 October 2007 and include the following:
   - An IFRS2 charge of R290 million based on the Barloworld closing share price on 9 July 2008 of R67.80 and the 30-day VWAP up to that date of R83.31.
   - Additional interest of R8 million incurred on replacing existing funding of R1 207 million at an average rate of 11.5% per annum with the funding from the black ownership initiative at a rate of 12.83% per annum.
   - Transaction costs recognised in profit or loss amounting to R13 million associated with the implementation of the black ownership initiative.
   - Charges amounting to R29 million, representing the payment of dividends to the strategic black partners and the community service groups in respect of the 2007 final dividend of 200 cents per Barloworld ordinary share.
3. The NAV per Barloworld ordinary share and TNAV per Barloworld ordinary share "After the implementation of the black ownership initiative" are based on the assumption that the black ownership initiative was implemented on 31 March 2008.
4. The EPS and HEPS "After the implementation of the black ownership initiative" are based on 205 233 329 weighted average Barloworld ordinary shares in issue (204 190 329 weighted average Barloworld ordinary shares in issue as per the interim results plus 1 043 000 Barloworld ordinary shares issued in the first year to the participants of the General Staff Trust).
5. The NAV per Barloworld ordinary share and TNAV per Barloworld ordinary

share "After the implementation of the black ownership initiative" are based on 205 603 750 Barloworld ordinary shares in issue (204 560 750 Barloworld ordinary shares in issue as per the interim results plus 1 043 000 Barloworld ordinary shares issued in the first year to the participants of the General Staff Trust).

7. Important dates and times

The revised salient dates and times in respect of the black ownership initiative are set out below:

2008	
Circular and notice of general meeting posted to shareholders on or about	Friday, 15 August
Last day for receipt of proxies in respect of the general meeting by 10:30 on	Thursday, 4 September
General meeting of shareholders at 10:30 on	Monday, 8 September
Results of general meeting released on SENS on	Monday, 8 September
Results of general meeting published in the press on	Tuesday, 9 September

Notes:

1. The abovementioned times and dates are South African times and dates, and are subject to change. Any such change will be published on SENS and in the press.

Sandton
5 August 2008
Investment bank and transaction sponsor
Standard Bank
Sponsor
JP Morgan Equities Limited
Attorneys
Bowman Gilfillan
Reporting accountants and auditors
Deloitte & Touche
Empowerment adviser
Empowerdex

Date: 05/08/2008 15:28:00 Produced by the JSE SENS Department.

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END